Exhibit 99.3
Shareholders’ Report
For the period ended
September 30, 2006

CANADIAN RESIDENTS PARTICIPATING IN THE SHARE ACCOUNT
Shareholders holding shares in the Canadian Share Account can sell their shares for $15 plus 5 cents per share. Complete Form A on the front of your Share Ownership Statement, tear it off and return it by mail to CIBC Mellon. For more information call CIBC Mellon at 1 877 224-1760.

Sun Life Financial reports record quarterly earnings of $541 million
Return on Equity increases to 14.4%
Toronto — October 26, 2006 — Sun Life Financial Inc. (TSX/NYSE: SLF) today announced record earnings of $541 million or $0.94 per share for the quarter ended September 30, 2006. Earnings per share (EPS) were up 14.6% (19.5% in constant currency) over operating EPS(1) in the third quarter of 2005. Return on equity (ROE) grew to 14.4% for the quarter, up from operating ROE(1) of 13.1 % in the third quarter of 2005.
“Each of our geographic markets produced impressive earnings growth this quarter, once again demonstrating the strength of our diversified earnings platform,” said Donald A. Stewart, Chief Executive Officer. “We also added to the strength of our management team this past quarter with the addition of three high caliber senior executives: Dean Connor, Rick McKenney and Stephan Rajotte,” he said.
Paul W. Derksen, Executive Vice-President and Chief Financial Officer, noted, “Strong earnings and continued effective capital management contributed to the 14.6% increase in earnings per share and the 130 basis points improvement in return on equity over operating results in the third quarter of last year.”
Financial Highlights
•	ROE increased 270 basis points to 14.4% from 11.7% in the third quarter of 2005. Operating ROE of 14.4% (14.7% in constant currency) increased 130 basis points (160 basis points in constant currency) from 13.1% in the third quarter of 2005.

•	EPS for the quarter increased 27% compared to the third quarter of 2005. Operating EPS of $0.94 per share ($0.98 per share in constant currency) increased 14.6% (19.5% in constant currency) over operating EPS in the third quarter of 2005. The strengthening of the Canadian dollar reduced earnings by $20 million or 4 cents per common share in the third quarter of 2006.

•	Sun Life Financial declared $172 million in common shareholder dividends during the quarter, up 18% per share over the third quarter of 2005, and representing a payout ratio of 32%.

•	Sun Life Financial repurchased approximately 1.9 million common shares for $85 million this quarter, for a total share buyback of $484 miIlion in the first nine months of this year.

•	Sun Life Financial completed a domestic public offering in October of $300 million of Non-Cumulative Preferred Shares, Series 4 at $25 per share yielding 4.45% annually.
Business Highlights
During the third quarter of 2006, the Company performed strongly in each of its markets and continued to execute on its growth and distribution expansion strategies.
•	Birla Sun Life Insurance Company exceeded its year-end target of 20,000 advisors as the direct sales force in India grew to 21,500 advisors in 116 branches serving 95 cities.

•	The growth in the Birla Sun Life direct sales force contributed to a 61%(2) growth in agency sales in India during the first nine months of this year.

•	In China, sales grew by 149% over the third quarter of 2005. Sun Life Everbright Life Insurance Company opened three new sales offices in Zhejiang province during the third quarter of 2006.

•	Assets under management (AUM) at Sun Life Financial were over C$400 billion at September 30, 2006, driven in part by the US$7 billion increase during the quarter at MFS, where AUM reached a record US$175 billion.

•	MFS’s pre-tax operating profit margin ratio increased to 30% in the third quarter of 2006 from 22% in the third quarter of 2005.

•	Sun Life Financial announced on October 23, 2006 that it had completed its assessment of strategic alternatives for MFS and that it will continue to own and invest in MFS under the current ownership structure.

•	Sun Life Financial Canada’s Individual Life market share(3) reached 13.6% for the quarter ended June 30, 2006 on the strength of continued growth in the wholesale channel. Wholesale life and health sales in the third quarter of 2006 increased 33% compared to the third quarter of 2005. Sun Life Financial Canada also announced in October that it is now offering the highest amount of individual life coverage in Canada — up to $100 million.

•	Group Benefits net sales in Canada increased by 33% over the third quarter of 2005 with the continued expansion in the medium-sized case market.

(1)	Operating EPS and ROE in the third quarter of 2005 excluded a $51 million after-tax charge to earnings related to the sale of Administradora de Fondos de Pensiones Cuprum S.A. Including this charge, EPS and ROE this quarter increased by 27% and 270 basis points, respectively, over the third quarter of 2005.

(2)	All figures shown in the Business Highlights are in local currency.

(3)	Source: LIMRA; market share information is one quarter in arrears.
Sun Life Financial Inc. ▪ sunlife.com       1

Shareholders’ Report
•	Sun Life Financial Canada’s Group Retirement Services continued to lead the market with asset retention levels of four times those of its closest competitor (3) for the twelve months ended June 30, 2006.

•	Sun Life Financial U.S. gross domestic variable annuity sales of US$404 million in the third quarter of 2006 increased 16% compared to the third quarter of 2005.

•	Individual Life insurance sales from Sun Life Financial U.S. continued to be strong, increasing more than 300% over the third quarter of 2005 with robust growth in both individual and corporate segments and in both domestic and offshore markets.

•	Sun Life Financial U.S. Group Life & Health business in-force increased by 18% in the third quarter of 2006 compared to the same period a year ago on strong business growth, including increased sales through Medical Group Insurance Services, Inc.

•	Sun Life Financial has been named one of Canada’s Top 100 Employers for 2007 by Mediacorp Canada Inc. for the fourth year in the past five. This coveted recognition places Sun Life Financial, the only life insurer on the list, among the leading organizations in the country in attracting and retaining the best employees. Top 100 recognition is a tribute to our employees, who make this a great place to work through teamwork and collaboration, their generous donation of time and money to community causes, and through pride in the Company and in their work.

•	Sun Life Financial appointed Dean Connor as Executive Vice-President, Richard P. McKenney as Executive Vice-President and Stephan Rajotte as President, Sun Life Financial Asia in August. Mr. McKenney will assume the role of Chief Financial Officer upon Paul W. Derksen’s retirement in 2007.
USE OF NON-GAAP FINANCIAL MEASURES
Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with Canadian generally accepted accounting principles (GAAP), including earnings, EPS and ROE. Management also measures the Company’s performance based on certain non-GAAP measures, including operating earnings, operating EPS, operating ROE, ROE for business groups, pre-tax operating profit margin ratios and financial performance measures prepared on a constant currency basis. Information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in the Company’s annual and interim Management’s Discussion and Analysis and its Supplementary Financial Information packages that are available in the Investor Relations — Financial Publications section of Sun Life Financial’s website, www.sunlife.com.
The financial results presented in this document are unaudited.
Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of September 30, 2006, the Sun Life Financial group of companies had total assets under management in excess of $400 billion.
Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.
2       Sun Life Financial Inc. ▪ Third Quarter 2006

MANAGEMENT’S DISCUSSION & ANALYSIS
For the period ended September 30, 2006
Dated October 26, 2006
Earnings and Profitability
FINANCIAL SUMMARY

Unaudited	Quarterly Results					Year to Date
	Q3’06	Q2’06	Q1’06	Q4’05	Q3’05	2006	2005

Revenues ($ millions)	6,604	6,231	5,315	5,338	5,504	18,150	16,580
Common Shareholders’ Net Income ($ millions)	541	512	491	478	430	1,544	1,365
Operating Earnings (1) ($ millions)	541	512	493	490	481	1,546	1,416
Earnings per Common Share (EPS) ($)	0.94	0.88	0.84	0.82	0.74	2.67	2.32
Operating EPS (1) ($)	0.94	0.88	0.85	0.84	0.82	2.67	2.40
Fully Diluted Operating EPS (1) ($)	0.93	0.88	0.84	0.83	0.82	2.65	2.40
Return on Common Equity (ROE) (%)	14.4	13.6	13.1	13.0	11.7	13.7	12.6
Operating ROE (1) (%)	14.4	13.6	13.2	13.3	13.1	13.7	13.0
Average Common Shares Outstanding (millions)	574.2	578.8	581.8	582.8	584.2	578.2	587.8
Closing Common Shares Outstanding (millions)	573.0	575.3	580.9	582.0	582.9	573.0	582.9
S&P 500 Index (daily average)	1,287	1,282	1,283	1,232	1,223	1,284	1,199
S&P 500 Index (close)	1,336	1,270	1,295	1,248	1,229	1,336	1,229

Sun Life Financial Inc. (2) reported record common shareholders’ net income of $541 million for the quarter ended September 30, 2006, up $111 million from $430 million in the third quarter of 2005. The increase in common shareholders’ net income was primarily due to stronger Group Benefits results in Sun Life Financial Canada, increased earnings from improved equity markets, the contribution from the CMG Asia (3) acquisition and the absence of a charge of $51 million relating to the sale of Administradora de Fondos de Pensiones Cuprum S.A. (Cuprum) taken in the third quarter of 2005. The strengthening of the Canadian dollar reduced earnings in the third quarter of 2006 by $20 million or $0.04 per common share. ROE for the third quarter of 2006 was 14.4% (14.7% in constant currency) compared with 11.7% for the third quarter of 2005. The 270 basis point improvement was the result of improved earnings, the absence of the Cuprum charge and the repurchase of common shares. EPS were $0.94, 27% higher than the $0.74 reported in the prior year.
Operating ROE of 14.4% for the quarter was up from operating ROE of 13.1% in the third quarter of 2005. Operating EPS of $0.94 ($0.98 in constant currency) for the quarter were up 14.6% (19.5% in constant currency) over operating EPS of $0.82 in the third quarter of 2005.
The Company reported a $130 million increase in operating earnings for the first nine months of 2006 compared to the same period in 2005 due to stronger Group Benefits results in Sun Life Financial Canada, increased earnings from improved equity markets, improved earnings in Corporate and $35 million in Sun Life Financial Asia from the CMG Asia acquisition. As a result of the increase in operating earnings and repurchase of common shares, operating EPS grew from $2.40 per share for the nine months of 2005 to $2.67 per share in the nine months of 2006, an 11.3% (16.3% in constant currency) increase. Operating ROE increased 70 basis points (130 basis points in constant currency) from 13.0% for the first nine months of 2005 to 13.7% for the first nine months of 2006.
Common shareholders’ net income of $1,544 million for the first nine months of 2006 was $179 million higher than in the first nine months of 2005 and EPS of $2.67 for the first nine months of 2006 was 15.1 % higher than EPS of $2.32 in the first nine months of 2005.
Performance by Business Group
The Company manages its operations and reports its results in five business segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial U.S. (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia), and Corporate. Additional details concerning the segments and the purpose and use of the segmented information are outlined in Note 4 to Sun Life Financial Inc.’s third quarter 2006 Interim Consolidated

(1)	Operating earnings, operating EPS and operating ROE exclude the charge of $51 million related to the sale of Administradora de Fondos de Pensiones Cuprum S.A. (Cuprum) taken in the third quarter of 2005 and the after-tax charges of $12 million and $2 million for the integration of CMG Asia taken in the fourth quarter of 2005 and the first quarter of 2006 respectively. See “Use of Non-GAAP Financial Measures”.

(2)	Or together with its subsidiaries and joint ventures “the Company” or “Sun Life Financial”.

(3)	CMG Asia Limited and CommServe Financial Limited, which were acquired in October 2005, are collectively referred to as CMG Asia.
Sun Life Financial Inc. ▪ sunlife.com       3

Management’s Discussion and Analysis
Financial Statements, which are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Where appropriate, information on a business segment has been presented both in Canadian dollars and the segment’s local currency to facilitate the analysis of underlying business trends. ROE for the business segments is a “Non-GAAP” financial measure as outlined under “Use of Non-GAAP Financial Measures”.
SLF CANADA

	Quarterly Results					Year to Date
	Q3’06	Q2’06	Q1’06	Q4’05	Q3’05	2006	2005

Revenues ($ millions)	2,335	2,223	2,255	2,288	2,120	6,813	6,370
Common Shareholders’ Net Income ($ millions)
Individual Insurance & Investments	123	156	150	131	128	429	441
Group Benefits	85	65	37	85	69	187	161
Group Wealth (1)	32	43	47	38	31	122	107

Total	240	264	234	254	228	738	709
ROE (%)	13.3	15.0	13.7	15.1	13.5	14.0	14.3

(1)	Group Wealth comprises Group Retirement Services and Institutional Investments.
SLF Canada’s earnings increased by $12 million, or 5.3%, compared to the third quarter of 2005. SLF Canada benefited from business growth in each of its business units and strong investment results in Group Benefits, partially offset by less favourable investment experience in Individual Insurance & Investments and Group Wealth.
•	Individual Insurance & Investments earnings for the third quarter of 2006 decreased by 4% over the third quarter of 2005 as business growth was more than offset by less favourable investment experience in Individual Wealth and new business strain.

•	Group Benefits earnings for the third quarter of 2006 increased by 23% over the third quarter of 2005 due to the reserve impact of cash-flow methodology refinements of $18 million and strong investment results, partially offset by unfavourable morbidity experience of $15 million.

•	Group Wealth earnings for the third quarter of 2006 increased slightly over the third quarter of 2005 due to higher income on increased assets under management offset by less favourable investment experience.
Nine-month earnings increased by $29 million, or 4.1%, over the same period in 2005 due to higher Group Wealth earnings from better mortality experience and asset growth, higher Group Benefits earnings from strong investment results and higher Cl Financial Inc. (CI) earnings, partially offset by $19 million from a return to more normal annuity mortality experience in Individual Insurances Investments following unusually favourable experience in the same period in 2005.
SLF U.S.

	Quarterly Results					Year to Date
	Q3’06	Q2’06	Q1’06	Q4’05	Q3’05	2006	2005

Revenues (US$ millions)	2,804	2,608	1,734	1,699	2,020	7,146	5,840
Revenues (C$ millions)	3,143	2,929	2,001	1,994	2,443	8,073	7,167
Common Shareholders’ Net Income (US$ millions)
Annuities	88	64	85	84	78	237	184
Individual Life	22	(4)	23	34	21	41	66
Group Life & Health	11	20	—	10	10	31	31

Total (US$ millions)	121	80	108	128	109	309	281
Total (C$ millions)	136	90	125	149	133	351	346
ROE (%)	13.9	9.4	12.9	15.6	13.6	12.1	12.0

Earnings for SLF U.S. increased C$3 million, or 2.3%, compared to the third quarter of 2005. The appreciation of the Canadian dollar against the U.S. dollar reduced earnings in SLF U.S. by C$10 million compared to the third quarter of 2005.
In U.S. dollars, earnings were US$121 million, US$12 million, or 11%, higher than in the third quarter of 2005. Earnings increased this quarter as a result of the positive effect of equity market movements and improved spread income in Annuities, the favourable impact of the lower cost funding solution for universal life product reserves in Individual Life, and increased proportion of earnings from lower tax jurisdictions. These increases were partially offset by new business strain and the reserve impact of increased reinsurance rates on new business in Individual Life. Equity markets increases over the course of the past few years have steadily reduced the exposure to guaranteed variable annuity benefits and, accordingly, future equity market improvements are expected to have a less pronounced impact on Annuities earnings.
4       Sun Life Financial Inc. ▪ Third Quarter 2006

Management’s Discussion and Analysis
•	Annuities earnings increased US$10 million compared to the third quarter of 2005 due to the positive impact of equity market movements of US$9 million and improved spread income of US$6 million, partially offset by losses at Retirement Services, Inc. (RSI). SLF U.S. issued US$900 million of funding agreement backed medium-term notes (MTNs) in the third quarter of 2006 compared to US$300 million of MTNs issued in the third quarter of 2005.

•	Individual Life earnings increased slightly compared to the third quarter of 2005 due to the favourable impact of the lower cost funding solution for universal life product reserves and increased proportion of earnings from lower tax jurisdictions, partially offset by new business strain and the reserve impact of increased reinsurance rates on new business.

•	Group Life & Health earnings were up slightly compared to the third quarter of 2005 as improved claims experience was offset by increased infrastructure investment.
Nine-month earnings increased by US$28 million, or 10%, over the same period in 2005 due to increased Annuities earnings of US$53 million partially offset by lower Individual Life earnings of US$25 million. Nine-month Annuities earnings increased compared to the same period in 2005 due to improved fixed spread income of US$34 million and the positive impact of equity market movements of US$32 million. Nine-month Individual Life earnings decreased over the same period in 2005 primarily due to new business strain resulting from increased sales and mix of business and the reserve impact of increased reinsurance rates on new business.
SLF U.S. continued to strengthen its product portfolio in the third quarter of 2006. Annuities introduced an enhanced bonus variable annuity and launched a new fixed index annuity with a unique lifetime income feature. RSI, the SLF U.S. retirement services division, entered into an agreement with Princeton Retirement Group to consolidate investment trading services and to expand its investment options. Individual Life launched its next generation of no-lapse guarantee universal life products.
MFS

	Quarterly Results					Year to Date
	Q3’06	Q2’06	Q1’06	Q4’05	Q3’05	2006	2005

Revenues (US$ millions)	352	362	360	354	342	1,074	1,006
Revenues (C$ millions)	395	407	416	416	412	1,218	1,232
Common Shareholders’ Net Income (US$ millions)	52	47	45	38	38	144	109
Common Shareholders’ Net Income (C$ millions)	58	53	52	45	46	163	134
Pre-tax Operating Profit Margin Ratio	30%	27%	26%	23%	22%	28%	22%
Average Net Assets (US$ billions)	170	168	167	158	155	169	149
Assets Under Management (US$ billions)	175	168	170	162	157	175	157
Net Sales/(Redemptions) (US$ billions)	(0.1)	(0.4)	(0.3)	1.9	1.4	(0.8)	5.6
Market Movement (US$ billions)	6.9	(1.0)	7.5	2.9	6.3	13.4	5.7
S&P 500 Index (daily average)	1,287	1,282	1,283	1,232	1,223	1,284	1,199

Earnings for MFS increased C$12 million, or 26.1%, compared to the third quarter of 2005. The appreciation of the Canadian dollar against the U.S. dollar reduced earnings for MFS by C$4 million compared to the third quarter of 2005.
In U.S. dollars, third quarter earnings were US$52 million, US$14 million, or 37%, higher than in the third quarter of 2005 due to asset growth and cost containment. Average net assets of US$170 billion increased 10% compared to the third quarter of 2005. Total revenues of US$352 million grew by 3% compared to the third quarter of 2005. Advisory revenues for the third quarter increased 10% to US$212 million consistent with asset growth. Other sales and servicing revenues declined for the period due to changes in the retail product mix and the transfer of RSI to SLF U.S.
Nine-month earnings of US$144 million increased by US$35 million, or 32%, over the same period in 2005 driven by growth in advisory revenue of US$70 million, slower growth in operating expenses and the transfer of RSI.
Total assets under management at September 30,2006 were US$175 billion, an increase of US$13 billion for the nine-month period, driven by market appreciation of US$13.4 billion and net managed fund sales of US$3.5 billion partially offset by net retail mutual fund redemptions of US$3.4 billion during the period.
SLF ASIA

	Quarterly Results					Year to Date
	Q3’06	Q2’06	Q1’06	Q4’05	Q3’05	2006	2005

Revenues ($ millions)	240	259	226	257	152	725	502
Common Shareholders’ Net Income ($ millions)	13	31	24	7	10	68	35
ROE (%)	5.2	12.6	10.2	4.3	9.8	9.3	10.8

Sun Life Financial Inc. ▪ sunlife.com       5

Management’s Discussion and Analysis
SLF Asia’s third quarter 2006 revenues increased 58% for the quarter and 44% for the nine-month period over the same periods last year primarily due to the acquisition of CMG Asia and business growth.
Third quarter 2006 earnings of $13 million increased by $3 million, or 30%, over the same period in 2005 primarily due to the CMG Asia acquisition, partially offset by reserve strengthening in Indonesia.
Nine-month earnings of $68 million, after net integration costs of $2 million, increased by $33 million, or 94%, over the same period last year mostly due to the CMG Asia acquisition.
SLF Asia sales momentum continued in the third quarter of 2006, with sales up 53% in Canadian currency over the same period last year. In local currency, Hong Kong sales were up 111% due to the CMG Asia acquisition. In India, Birla Sun Life Insurance Company achieved its year-end target of 20,000 advisors early as the direct sales force in India grew to 21,500 advisors in 116 branches serving 95 cities, contributing to a 61% growth in agency sales during the first nine months of this year. In China, sales grew by 149% over the third quarter of 2005. Sun Life Everbright Life Insurance Company opened three new sales offices in Zhejiang province during the third quarter of 2006. Philippines had a strong third quarter of sales, with individual life and pre-need sales up 76% over last year, while sales in Indonesia were up a strong 65%.
CORPORATE
Corporate includes the results of SLF U.K., the active Reinsurance business unit and run-off reinsurance as well as investment income, expenses, capital and other items not allocated to Sun Life Financial’s other business groups. Run-off reinsurance is included in Other operations.

	Quarterly Results					Year to Date
	Q3’06	Q2’06	Q1’06	Q4’05	Q3’05	2006	2005

Common Shareholders’ Net Income/(Loss) ($ millions)
SLF U.K.	57	48	38	58	48	143	134
Reinsurance	25	24	9	(18)	(6)	58	23
Other	12	2	9	(17)	(29)	23	(16)

Total	94	74	56	23	13	224	141

Third quarter earnings increased by $81 million compared to the third quarter of 2005 due to the absence of a charge of $51 million relating to the sale of Cuprum taken in the third quarter of 2005, increased earnings in SLF U.K. from the reimbursement of certain mortage endowment costs, net of other provisions, and improved results in Reinsurance from better mortality and the absence of reserve strengthening which occurred in the third quarter of 2005.
Nine-month earnings increased by $83 million compared to the first nine months of 2005 mostly for the same reasons outlined above.
Additional Financial Disclosure
REVENUE
Under Canadian GAAP, premium revenue includes annuity premiums, which are excluded as revenue under U.S. GAAP and also for similar products sold by other financial institutions.
Revenues of $6.6 billion in the third quarter of 2006 increased by $1.1 billion over the same period in 2005. The increase was largely due to higher premiums of $871 million, predominantly from annuities and life insurance. Excluding the unfavourable impact of $299 million due to the strengthening of the Canadian dollar against foreign currencies, revenues grew by $1.4 billion.
Premium revenue rose to $4.2 billion, improving by $871 million over the third quarter last year, or by $1.1 billion excluding the unfavourable impact of $195 million due to the strengthening of the Canadian dollar. Life insurance premiums grew by $209 million with increases mainly from SLF U.S. and SLF Asia of $134 million and $60 million, respectively. Hong Kong’s acquisition of CMG Asia accounted for $53 million, or 88%, of SLF Asia’s total life insurance premiums increase. SLF U.S.’s Individual Life boosted premiums by $126 million from the third quarter of 2005 mainly on higher core universal life (UL) premiums.
Annuity premiums of $1.8 billion in the third quarter were up $614 million as compared to the third quarter of 2005 including the negative effect of $114 million from currency rate changes. SLF U.S. issued US$900 million of MTNs this quarter versus last year’s third quarter US$300 million MTN issue. The additional premiums from the MTN issue were partly offset by the $139 million decrease in U.S. annuities premiums, primarily attributable to lower fixed indexed sales.
6       Sun Life Financial Inc. ▪ Third Quarter 2006

Management’s Discussion and Analysis
Third quarter 2006 net investment income of $1.7 billion increased by $235 million from the third quarter of 2005 in spite of the stronger Canadian dollar producing an unfavourable currency effect of $61 million. The gains were mainly from the fluctuations in the equity markets and the absence of the $51 million charge for Cuprum.
Fee income of $724 million in the third quarter of 2006 was up $38 million from the same period in 2005 before the unfavourable currency translation impact of $44 million.
Total revenue of $18.2 billion for the nine months ended September 30, 2006 increased by $1.6 billion compared to the same period in 2005 due to higher premiums of $1.2 billion with the remainder from both higher net investment income and fee income. Total revenues would have been up to $2.4 billion without the negative currency effect of $929 million.
Life insurance premiums contributed $366 million of the overall year-to-date premiums increase as SLF U.S.’s Individual Life Insurance premiums rose by $240 million mainly on higher core UL sales. Health premiums improved by $299 million from last year with $240 million from SLF Canada’s Group Benefits due to new business growth and the termination of a reinsurance agreement. Annuities premiums gained $517 million over last year, including the benefit of an increase of $461 million from SLF U.S. The additional US$900 million from the 2006 MTN issuance was partly reduced by lower U.S. annuities premiums, including the fixed indexed annuities.
ASSETS UNDER MANAGEMENT
AUM were $401.2 billion at September 30, 2006 compared to $387.2 billion at June 30, 2006, and $373.8 billion at September 30, 2005. The increase of $14.0 billion between June 30, 2006 and September 30, 2006 primarily resulted from:
(i)	an increase of $10.9 billion from market performance;
(ii)	continued business growth of $2.6 billion mostly in SLF U.S. investment and Individual Life products; and
(iii)	an increase of $0.4 billion from a marginal weakening of the Canadian dollar against foreign currencies at the end of the third quarter of 2006.
AUM increased $27.4 billion between September 30, 2005 and September 30, 2006 related to continued business growth of $5.1 billion mostly in SLF U.S. investment and Individual Life products and:
(i)	positive market movements of $24.8 billion;
(ii)	net sales of mutual, managed and segregated funds of $2.6 billion;
(iii)	an increase of $4.4 billion from the CMG Asia acquisition; partially offset by
(iv)	a decrease of $9.5 billion from the strengthening of the Canadian dollar against foreign currencies.
CHANGES IN THE BALANCE SHEET AND SHAREHOLDERS’ EQUITY
Total general fund assets were $113.4 billion at September 30, 2006, compared to $107.8 billion a year earlier. Organic business growth of $5.1 billion, primarily from SLF U.S. and SLF Canada, and $2.2 billion from the CMG Asia acquisition were eroded by the $1.7 billion negative currency effect from the stronger Canadian dollar.
Total general fund assets at September 30, 2006 were $2.6 billion higher than those assets of $110.9 billion at December 31, 2005. Business growth, mainly from SLF U.S., was partly offset by a $1.8 billion reduction from the strengthening of the Canadian dollar against foreign currencies.
Actuarial and other policy liabilities of $78.4 billion at September 30, 2006 were $2.3 billion higher than at September 30, 2005. Business growth, mostly in SLF U.S., and an increase of $1.6 billion from the acquisition of CMG Asia was lessened by a $1.2 billion reduction due to the stronger Canadian dollar.
Actuarial and other policy liabilities increased by $883 miIlion from $77.5 billion at December 31, 2005 as the business growth, primarily from SLF U.S., was diminished by the unfavourable currency impact of $1.2 billion as the Canadian dollar strengthened against foreign currencies.
Shareholders’ equity, including the Company’s preferred share capital, increased from $15.5 billion at December 31, 2005 to $16.1 billion at September 30, 2006. Shareholders’ net income, before preferred share dividends of $34 million, contributed $1.6 billion. Dividend payments on common shares of $491 million and $435 million for the cost of common shares repurchased and cancelled, net of stock-based compensation costs (including stock options exercised), partly reduced this increase. Currency fluctuations further decreased equity by $231 million.
Shareholders’ equity at September 30, 2006, including the Company’s preferred share capital, rose by $323 million from $15.8 billion at June 30, 2006. Shareholders’ net income, before preferred share dividends of $12 million, contributed $553 million. Dividend payments on common shares of $172 million and $82 million for the cost of common shares repurchased and cancelled, net of stock-based compensation costs (including stock options exercised), reduced this increase.
At September 30, 2006, Sun Life Financial Inc. had 573,039,322 common shares and 39,000,000 preferred shares outstanding. Sun Life Financial Inc. issued an additional 12,000,000 preferred shares on October 10, 2006.
Sun Life Financial Inc. ▪ sunlife.com       7

Management’s Discussion and Analysis
CASH FLOWS

	Quarterly Results		Year to Date
($ millions)	Q3’06	Q3’05	2006	2005

Cash and cash equivalents, beginning of period	3,581	4,340	2,740	3,748
Cash flows provided by (used in):
Operating activities	1,947	17	3,485	1,845
Financing activities	54	72	312	(205)
Investing activities	(1,488)	(697)	(2,343)	(1,689)
Changes due to fluctuations in exchange rates	9	(163)	(91)	(130)

Increase (Decrease) in cash and cash equivalents	522	(771)	1,363	(179)

Cash and cash equivalents, end of period	4,103	3,569	4,103	3,569
Short-term securities, end of period	694	2,702	694	2,702

Total cash, cash equivalents and short-term securities	4,797	6,271	4,797	6,271

Net cash, cash equivalents and short-term securities at the end of the third quarter of 2006 decreased by $1.5 billion from the third quarter of 2005 mainly as a result of a net increase in long-term invested assets and the cash used in the acquisition of CMG Asia in the fourth quarter of 2005. Cash flows generated by operating activities increased by $1.9 billion compared to the same period a year ago primarily due to the inflow from the additional sale amount of US$600 million related to the MTN program and the impact from the timing of investment transactions. Cash used in investing activities increased by $791 million over the third quarter in 2005, reflecting a higher level of net purchases of investment assets during this quarter. There was only a slight decrease of $18 million in cash flows produced from financing activities this quarter over the same quarter last year. A $300 million issue of Senior Unsecured 5% Fixed/Floating debentures was completed in July 2006 as compared to the issue of $325 million of preferred shares in July 2005.
The Company had net cash inflows of $1.4 billion in the first nine months of 2006 as compared to a $179 million cash outflow in the comparable period of 2005. Operating activities generated $1.6 billion more in cash flows on a year-to-date basis mainly due to the inflow from the additional sale of US$900 million in MTNs this year and the impact from the timing of investment transactions. Cash used in investing activities increased by $654 million from the nine months of 2005 as a higher level of net purchases in investment assets were made during this year. Financing activities produced a positive cash impact of $517 million over the same period a year ago. The issuances of $1.0 billion fixed/floating debentures and $250 million preferred shares during 2006 were partially offset by the $725 million in preferred shares issued in 2005 for the comparable period.
RISK MANAGEMENT
Sun Life Financial has developed a framework to assist in categorizing, monitoring and managing the risks to which it is exposed. The major categories of risk are credit risk, market risk, insurance risk and operational risk. Operational risk is a broad category that includes legal and regulatory risks, people risks and systems and processing risks.
Through its ongoing risk management procedures, Sun Life Financial reviews the various risk factors identified in the framework and reports to senior management on a monthly basis and to the Risk Review Committee of the Board quarterly. Sun Life Financial’s risk management procedures and risk factors are described in Sun Life Financial Inc.’s Management’s Discussion and Analysis (MD&A) and Annual Information Form (AIF) for the year ended December 31, 2005. Interest rate and equity market sensitivities are disclosed in the annual MD&A, but change as market levels change, new business is added, or as management actions are taken.
OUTLOOK
During the past quarter, major North American stock market indices were up and interest rates trended downward. Shorter-term interest rates decreased marginally lower than longer term bond yields, contributing to an inverted yield curve. The Canadian dollar remained strong in comparison to the U.S. dollar through to the end of the quarter.
The Company generally benefits from steady or slowly increasing interest rates from recent levels, particularly in the U.S. fixed annuity and universal life businesses; however, this benefit is partially offset by a flat or inverted yield curve. Declining stock market indices may adversely affect earnings from market-based products and flows in the Company’s asset management businesses. The Company’s earnings will benefit from a reduction in the value of the Canadian dollar versus foreign currencies, most notably the U.S. dollar.
8       Sun Life Financial Inc. ▪ Third Quarter 2006

Management’s Discussion and Analysis
REGULATORY AND LEGAL MATTERS
Sun Life Financial Inc. and certain of its U.S. subsidiaries are cooperating with insurance and securities regulators and other government and self-regulatory agencies in the United States in their investigations and examinations with respect to various issues. Certain of these investigations and examinations may lead to settled administrative actions or enforcement proceedings. While it is not possible to predict the resolution of these matters, management expects that their ultimate resolution will not be material to the Company’s consolidated financial condition or results of operations.
As previously disclosed, Sun Life Financial Inc. and MFS have been named as defendants in multiple lawsuits in U.S. courts relating to the matters that led to the settlements between MFS and U.S. regulators in 2004 and it is not possible to predict the outcome of these actions at this time. Sun Life Financial Inc. and its subsidiaries are also involved in regulatory proceedings and are engaged in various legal actions in the ordinary course of business, which are not expected to have a material adverse effect, individually or in the aggregate, on the Company’s consolidated financial position or results of operations.
Additional information concerning these and related matters is provided in Sun Life Financial Inc.’s annual consolidated financial statements, annual MD&A and AIF for the year ended December 31, 2005. Copies of these documents are available at on the Company’s website at www.sunlife.com and www.sedar.com and www.sec.com.
USE OF NON-GAAP FINANCIAL MEASURES
Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with GAAP, including earnings, EPS and ROE. Management also measures the Company’s performance based on certain non-GAAP measures, including operating earnings, and other financial measures based on operating earnings, including operating EPS and operating ROE, that exclude certain significant items that are not operational or ongoing in nature. Management also uses financial performance measures that are prepared on a constant currency basis, which excludes the impact of currency fluctuations. Management measures the performance of its business segments using ROE that is based on an allocation of common equity or risk capital to the business segments, using assumptions, judgments and methodologies that are regularly reviewed and revised by management. Management also monitors MFS’s pre-tax operating profit margin ratio, which excludes certain fee income, as a means of measuring the underlying profitability of that business. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company’s performance and facilitate the comparison of the quarterly and full-year results of the Company’s ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with GAAP. Additional information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in Sun Life Financial Inc.’s annual MD&A and the Supplementary Financial Information packages that are available in the Investor Relations — Financial Publications section of Sun Life Financial’s website, www.sunlife.com.
Operating earnings, operating EPS and operating ROE exclude the charge of $51 million related to the sale of Cuprum taken in the third quarter of 2005 and the after-tax charges of $12 million and $2 million for the integration of CMG Asia taken in the fourth quarter of 2005 and the first quarter of 2006 respectively.
FORWARD-LOOKING STATEMENTS
Some of the statements contained in this document, including those relating to the Company’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of the Company. These statements are not historical facts but instead represent only the Company’s expectations, estimates and projections regarding future events.
Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The future results and stockholder value of Sun Life Financial Inc. may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out under “Risk Factors” in Sun Life Financial Inc.’s AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual MD&A, and annual and interim financial statements which are available for review at www.sedar.com.
Factors that could cause actual results to differ materially from expectations include, but are not limited to: external factors, including changes in equity market performance, interest rates, currency exchange rates and government regulations; the amount and composition of assets under management; the management of product pricing; mortality and morbidity rates; expense management; the maintenance of spreads between credited rates and investment returns; surrender and lapse rates; the management of market and credit risks; the management of risks inherent in products with guaranteed benefit options; and the results of regulatory investigations into the practices of the mutual fund, insurance, annuity and financial product distribution industries, including private legal proceedings and class actions that have been commenced or threatened in connection with these practices. The Company does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.
Sun Life Financial Inc. ▪ sunlife.com     9

Interim Consolidated Financial Statements
Consolidated Statements of Operations

		For the three months ended		For the nine months ended
		September 30	September 30	September 30	September 30
(unaudited, in millions of Canadian dollars, except for per share amounts)		2006	2005	2006	2005

Revenue
Premium income:
Annuities		$1,812	$1,198	$4,284	$3,767
Life insurance		1,563	1,354	4,509	4,143
Health insurance		787	739	2,293	1,994

		4,162	3,291	11,086	9,904
Net investment income		1,718	1,483	4,828	4,506
Fee income		724	730	2,236	2,170

		6,604	5,504	18,150	16,580

Policy Benefits and Expenses
Payments to policyholders, beneficiaries and depositors:
Maturities and surrenders		1,350	1,611	4,250	4,538
Annuity payments		341	362	1,037	1,118
Death and disability benefits		610	617	1,822	1,840
Health benefits		547	476	1,681	1,380
Policyholder dividends and interest on claims and deposits		283	282	785	819

		3,131	3,348	9,575	9,695
Net transfers to segregated funds		147	176	626	454
Increase in actuarial liabilities (Note 5)		1,277	151	2,033	864
Commissions		479	427	1,402	1,281
Operating expenses		712	664	2,222	2,099
Premium taxes		56	50	155	139
Interest expense		84	65	237	200

		5,886	4,881	16,250	14,732

Income before Income Taxes and Non-controlling Interests		718	623	1,900	1,848
Income taxes expense (Note 10)		157	179	299	444
Non-controlling interests in net income of subsidiaries		7	5	19	18

Total Net Income		554	439	1,582	1,386
Less: Participating policyholders’ net income		1	1	4	6

Shareholders’ Net Income		553	438	1,578	1,380
Less: Preferred shareholder dividends		12	8	34	15

Common Shareholders’ Net Income		$541	$430	$1,544	$1,365

Average exchange rates:
	U.S. Dollars	1.12	1.21	1.13	1.23
	U.K. Pounds	2.10	2.16	2.06	2.26

Earnings per share (Note 3)
Basic		$0.94	$0.74	$2.67	$2.32
Diluted		$0.93	$0.73	$2.65	$2.30

Weighted average shares outstanding in millions (Note 3)
Basic		574	584	578	588
Diluted		577	588	581	591
The attached notes form part of these interim consolidated financial statements.
10     Sun Life Financial Inc. ▪ Third Quarter 2006

Interim Consolidated Financial Statements
Consolidated Balance Sheets

		As at
		September 30	December 31	September 30
(unaudited, in millions of Canadian dollars)		2006	2005	2005

Assets
Bonds		$67,062	$66,154	$63,633
Mortgages		15,419	14,561	14,035
Stocks		4,603	3,856	3,376
Real estate		3,533	3,241	3,216
Cash, cash equivalents and short-term securities		4,797	5,091	6,271
Policy loans and other invested assets		5,801	5,689	5,643

Invested assets		101,215	98,592	96,174
Goodwill		5,874	5,963	5,459
Intangible assets		775	801	758
Other assets		5,552	5,510	5,426

Total general fund assets		$113,416	$110,866	$107,817

Segregated funds net assets		$64,204	$60,984	$59,257

Liabilities and Equity
Actuarial liabilities and other policy liabilities (Note 5)		$78,372	$77,489	$76,053
Amounts on deposit		3,483	3,382	3,126
Deferred net realized gains		3,762	3,859	3,658
Senior debentures (Note 7)		3,463	2,492	1,896
Other liabilities		6,649	6,592	6,297

Total general fund liabilities		95,729	93,814	91,030
Subordinated debt		1,447	1,456	1,455
Non-controlling interests in subsidiaries		61	50	31
Total equity		16,179	15,546	15,301

Total general fund liabilities and equity		$113,416	$110,866	$107,817

Segregated funds contract liabilities		$64,204	$60,984	$59,257

Exchange rate at balance sheet date:
	U.S. Dollars	1.12	1.17	1.16
	U.K. Pounds	2.09	2.00	2.05
The attached notes form part of these interim consolidated financial statements.
Approved on behalf of the Board of Directors,

Donald A. Stewart
Chief Executive Officer

Krystyna T. Hoeg
Director
Sun Life Financial Inc. ▪ sunlife.com     11

Interim Consolidated Financial Statements
Consolidated Statements of Equity

	For the nine months ended
	Participating		September 30	September 30
(unaudited, in millions of Canadian dollars)	Policyholders	Shareholders	2006	2005

Preferred Shares
Balance, beginning of period	$—	$712	$712	$—
Preferred shares issued (Note 7)	—	250	250	725
Issuance costs, net of taxes (Note 7)	—	(5)	(5)	(12)

Balance, end of period	—	957	957	713

Common Shares
Balance, beginning of period	—	7,173	7,173	7,238
Stock options exercised	—	48	48	73
Common shares purchased for cancellation (Note 2)	—	(140)	(140)	(142)

Balance, end of period	—	7,081	7,081	7,169

Contributed Surplus
Balance, beginning of period	—	66	66	70
Stock-based compensation	—	13	13	22
Stock options exercised	—	(8)	(8)	(15)

Balance, end of period	—	71	71	77

Retained Earnings
Balance, beginning of period	94	9,001	9,095	8,204
Net income	4	1,578	1,582	1,386
Dividends on common shares	—	(491)	(491)	(432)
Dividends on preferred shares	—	(34)	(34)	(15)
Common shares purchased for cancellation (Note 2)	—	(348)	(348)	(322)

Balance, end of period	98	9,706	9,804	8,821

Currency Translation Account
Balance, beginning of period	(9)	(1,491)	(1,500)	(1,097)
Net adjustment for foreign exchange gain	—	—	—	(17)
Changes for the period	(3)	(231)	(234)	(365)

Balance, end of period	(12)	(1,722)	(1,734)	(1,479)

Total equity	$86	$16,093	$16,179	$15,301

The attached notes form part of these interim consolidated financial statements.
12     Sun Life Financial Inc. ▪ Third Quarter 2006

Interim Consolidated Financial Statements
Condensed Consolidated Statements of Cash Flows

	For the three months ended		For the nine months ended
	September 30	September 30	September 30	September 30
(unaudited, in millions of Canadian dollars)	2006	2005	2006	2005

Cash Flows Provided by (Used in) Operating Activities
Total net income	$554	$439	$1,582	$1,386
New mutual fund business acquisition costs capitalized	(11)	(17)	(43)	(69)
Redemption fees of mutual funds	9	7	25	31
Items not affecting cash	1,395	(412)	1,921	497

Net cash provided by operating activities	1,947	17	3,485	1,845

Cash Flows Provided by (Used in) Financing Activities
Debentures and borrowed funds (Note 7)	312	(23)	1,023	(58)
Issuance of preferred shares (Note 7)	—	325	250	725
Payments to underwriters (Note 7)	—	(10)	(8)	(19)
Issuance of common shares on exercise of stock options	6	22	40	58
Common shares purchased for cancellation (Note 2)	(91)	(85)	(488)	(464)
Dividends paid on common shares	(161)	(149)	(462)	(432)
Dividends paid on preferred shares	(12)	(8)	(43)	(15)

Net cash provided by (used in) financing activities	54	72	312	(205)

Cash Flows Provided by (Used in) Investing Activities
Sales, maturities and repayments of bonds, mortgages, stocks and real estate	7,314	7,128	24,385	23,959
Purchases of bonds, mortgages, stocks and real estate	(9,027)	(7,077)	(28,364)	(25,085)
Policy loans	(21)	(15)	(58)	(49)
Short-term securities	260	(845)	1,692	(496)
Other investments	(14)	(18)	2	2
Disposal	—	130	—	130
Redemption of preferred shares of subsidiary	—	—	—	(150)

Net cash used in investing activities	(1,488)	(697)	(2,343)	(1,689)

Changes due to fluctuations in exchange rates	9	(163)	(91)	(130)

Increase (decrease) in cash and cash equivalents	522	(771)	1,363	(179)
Cash and cash equivalents, beginning of period	3,581	4,340	2,740	3,748

Cash and cash equivalents, end of period	4,103	3,569	4,103	3,569
Short-term securities, end of period	694	2,702	694	2,702

Cash, cash equivalents and short-term securities, end of period	$4,797	$6,271	$4,797	$6,271

Supplementary Information
Cash and cash equivalents:
Cash			$453	$846
Cash equivalents			3,650	2,723

			$4,103	$3,569

Cash disbursements made for:
Interest on borrowed funds, debentures and subordinated debt	$4	$5	$152	$139

Income taxes, net of refunds	$54	$68	$412	$244

The attached notes form part of these interim consolidated financial statements.
Sun Life Financial Inc. ▪ sunlife.com     13

Interim Consolidated Financial Statements
Consolidated Statements of Changes in Segregated Funds Net Assets

	For the three months ended		For the nine months ended
	September 30	September 30	September 30	September 30
(unaudited, in millions of Canadian dollars)	2006	2005	2006	2005

Additions to Segregated Funds
Deposits:
Annuities	$1,568	$1,417	$5,291	$5,266
Life insurance	510	89	1,029	326

	2,078	1,506	6,320	5,592
Net transfers from general funds	147	176	626	454
Net realized and unrealized gains	1,879	2,309	2,457	3,473
Other investment income	352	268	1,100	946

	4,456	4,259	10,503	10,465

Deductions from Segregated Funds
Payments to policyholders and their beneficiaries	1,899	1,735	5,876	5,423
Management fees	181	165	541	503
Taxes and other expenses	33	54	96	124
Effect of changes in currency exchange rates	(120)	2,023	770	1,722

	1,993	3,977	7,283	7,772

Net additions to segregated funds for the period	2,463	282	3,220	2,693
Segregated funds net assets, beginning of period	61,741	58,975	60,984	56,564

Segregated funds net assets, end of period	$64,204	$59,257	$64,204	$59,257

Consolidated Statements of Segregated Funds Net Assets

	As at
	September 30	December 31	September 30
(unaudited, in millions of Canadian dollars)	2006	2005	2005

Assets
Segregated and mutual fund units	$51,011	$48,358	$45,875
Stocks	7,768	7,262	7,439
Bonds	5,399	5,208	5,607
Cash, cash equivalents and short-term securities	750	945	1,172
Real estate	219	168	152
Mortgages	45	49	49
Other assets	1,141	1,289	971

	66,333	63,279	61,265

Liabilities	2,129	2,295	2,008

Net assets attributable to segregated funds policyholders	$64,204	$60,984	$59,257

The attached notes form part of these interim consolidated financial statements.
14     Sun Life Financial Inc. ▪ Third Quarter 2006

Condensed Notes to the Interim Consolidated Financial Statements
(unaudited, in millions of Canadian dollars, except for per share amounts and where otherwise stated)
1. Basis of Presentation
Sun Life Financial Inc. together with all its subsidiaries, including its wholly-owned consolidated subsidiaries Sun Life Assurance Company of Canada (Sun Life Assurance) and Sun Life Financial Corp., are collectively referred to as “Sun Life Financial” or “the Company”. On January 4, 2005, Sun Life Assurance completed a reorganization under which most of its asset management businesses in Canada and the U.S. were transferred to Sun Life Financial Corp. The Company prepares its interim consolidated financial statements according to Canadian generally accepted accounting principles (GAAP). The accounting policies and methods of computation applied in these interim financial statements are the same as those applied in the 2005 annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements, as they do not include all information and notes required by GAAP for annual consolidated financial statements.
2. Normal Course Issuer Bid and Cancellation of Common Shares
On January 10, 2006, the Company announced the renewal of its normal course issuer bid to purchase, for cancellation, through the Toronto Stock Exchange (TSX) up to 29 million common shares, representing approximately 5% of the common shares issued and outstanding at that time. This normal course issuer bid covers the period from January 12, 2006, to January 11, 2007. Purchases will be executed on the TSX at the prevailing market price in amounts and times determined by the Company. The Company will make no purchases of common shares other than open-market purchases. In 2005, the Company announced a similar normal course issuer bid that covered the period from January 12, 2005, to January 11, 2006. In the first three quarters of 2006, the Company purchased under these plans approximately 11 million of its common shares at an average price of $46.21 per share for a total amount of $488. Approximately two million common shares were purchased during the current quarter at an average price of $44.70 per share for a total amount of $91. As at September 30, 2006, an additional $7 were purchased, but not settled or cancelled.
3. Earnings Per Share
Details of the calculation of the net income and the weighted average number of shares used in the earnings per share computations are as follows:

For the three months ended			For the nine months ended
September 30		September 30	September 30	September 30
	2006	2005	2006	2005

Common shareholders’ net income	$541	$430	$1,544	$1,365
Less: Effect of stock options of subsidiaries(1)	3	1	7	4

Common shareholders’ net income on a diluted basis	$538	$429	$1,537	$1,361

Weighted average number of shares outstanding for basic earnings per share (in millions)	574	584	578	588
Add: Adjustments relating to the dilutive impact of stock options(1)	3	4	3	3

Weighted average number of shares outstanding on a diluted basis (in millions)	577	588	581	591

(1)	The effect of stock options is calculated based on the treasury stock method requirements which assume that unrecognized compensation, as well as any proceeds from the exercise of the options, would be used to purchase common shares at the average market prices during the period.
4. Segmented Information
The Company has five reportable segments: SLF Canada, SLF United States, MFS Investment Management (MFS), SLF Asia, and Corporate. These reportable segments reflect the Company’s management structure and internal financial reporting. Each of these segments operates in the financial services industry and has its own management. They derive their revenues principally from mutual funds, investment management and annuities, life and health insurance, and life retrocession. Revenues not attributed to the strategic business units are derived primarily from investments of a corporate nature and earnings on capital.
Sun Life Financial Inc. ▪ sunlife.com     15

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)
Corporate includes the Company’s reinsurance operations, both ongoing and run-off, its United Kingdom operations, and those other operations for which management responsibility resides in head office. Total net income in this category is shown net of certain expenses borne centrally.
Inter-segment transactions consist primarily of internal financing agreements. They are measured at market values prevailing when the arrangements were negotiated. Inter-segment revenue for the three and nine months ended September 30, 2006, consists of interest of $72 and $210, respectively ($67 and $180, respectively, in 2005) and fee income of $13 and $40, respectively ($10 and $33, respectively, in 2005).
The results of the segments’ operations are discussed in the Management’s Discussion and Analysis.

Results by segment for the three months ended September 30, 2006
		United States				Consolidation
	Canada	Sun Life	MFS	Asia	Corporate	Adjustments	Total

Revenue	$2,335	$3,143	$395	$240	$576	$(85)	$6,604
Total net income	$242	$135	$58	$13	$106	$—	$554

Results by segment for the three months ended September 30, 2005
		United States				Consolidation
	Canada	Sun Life	MFS	Asia	Corporate	Adjustments	Total

Revenue	$2,120	$2,443	$412	$152	$454	$(77)	$5,504
Total net income	$229	$133	$46	$10	$21	$—	$439

Results and assets by segment for the nine months ended September 30, 2006
		United States				Consolidation
	Canada	Sun Life	MFS	Asia	Corporate	Adjustments	Total

Revenue	$6,813	$8,073	$1,218	$725	$1,571	$(250)	$18,150
Total net income	$743	$350	$163	$68	$258	$—	$1,582

Assets
General fund assets	$51,901	$42,754	$878	$4,953	$14,773	$(1,843)	$113,416
Segregated funds net assets	$30,803	$25,127	$—	$967	$7,307	$—	$64,204

Results and assets by segment for the nine months ended September 30, 2005
		United States				Consolidation
	Canada	Sun Life	MFS	Asia	Corporate	Adjustments	Total

Revenue	$6,370	$7,167	$1,232	$502	$1,522	$(213)	$16,580
Total net income	$715	$346	$134	$35	$156	$—	$1,386

Assets
General fund assets	$51,108	$40,343	$819	$2,393	$15,072	$(1,918)	$107,817
Segregated funds net assets	$27,740	$24,412	$—	$159	$6,946	$—	$59,257

16     Sun Life Financial Inc. ▪ Third Quarter 2006

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)
5. Changes in Actuarial Liabilities
Changes in actuarial liabilities for the three and nine months ended September 30, 2006, and September 30, 2005, are as follows:

	For the three months ended		For the nine months ended
	September 30	September 30	September 30	September 30
	2006	2005	2006	2005

Actuarial liabilities, beginning of period	$75,250	$75,479	$75,777	$74,258

Change in liabilities on in-force business	(507)	(923)	(2,033)	(2,710)
Liabilities arising from new policies	1,784	1,076	4,066	3,576
Significant changes in assumptions and methodology (1):
Gross increases	—	167	—	167
Gross decreases	—	(169)	—	(169)

Increase in actuarial liabilities	1,277	151	2,033	864

Actuarial liabilities before the following:	76,527	75,630	77,810	75,122
Change due to termination of reinsurance agreement (2)	—	1,223	—	1,223
Effect of changes in currency exchange rates	157	(2,547)	(1,126)	(2,039)

Actuarial liabilities, September 30	76,684	74,306	76,684	74,306
Add: Other policy liabilities	1,688	1,747	1,688	1,747

Actuarial liabilities and other policy liabilities, September 30	$78,372	$76,053	$78,372	$76,053

(1)	The increase in reserves arises from lapse and morbidity assumption changes in the Reinsurance Business Unit. The decreases arise mainly from mortality assumption changes in the Reinsurance Business Unit.

(2)	Reserve increase due to the termination of a reinsurance treaty on Canada Group Benefits business, and the resulting recapture of the business. An associated decrease in other liabilities was also recorded to reflect this recapture.
6. Pension Plans and Other Post-Retirement Benefits

	For the three months ended		For the nine months ended
	September 30	September 30	September 30	September 30
	2006	2005	2006	2005

Pension benefit cost	$8	$3	$23	$10
Other post-retirement benefit cost	$7	$6	$20	$18

7. Significant Capital Transactions
On July 11, 2006, Sun Life Financial Inc. issued $300 principal amount of Series C Senior Unsecured 5% Fixed/Floating Debentures due 2031. These debentures bear interest at a fixed rate of 5% per annum payable semi-annually until July 11, 2011, and at a variable rate equal to the Canadian dollar offered rate for three month bankers’ acceptances plus 1% thereafter until maturity on July 11, 2031. Sun Life Financial Inc. may redeem the debentures on or after July 11, 2011 at 100% of the principal amount. The debentures are direct senior unsecured obligations of the Company and rank equally with all other unsecured and unsubordinated indebtedness of Sun Life Financial Inc. The proceeds of this offering were used for general corporate purposes, including investments in subsidiaries.
On March 13, 2006, Sun Life Financial Inc. issued $700 principal amount of Series B Senior Unsecured 4.95% Fixed/Floating Debentures due 2036. These debentures bear interest at a fixed rate of 4.95% per annum payable semi-annually until June 1, 2016, and at a variable rate equal to the Canadian dollar offered rate for three month bankers’ acceptances plus 1% thereafter until maturity on June 1, 2036. Sun Life Financial Inc. may redeem the debentures on or after June 1, 2016, at 100% of the principal amount. The debentures are direct senior unsecured obligations of the Company and rank equally with all other unsecured and unsubordinated indebtedness of Sun Life Financial Inc. The proceeds of this offering were used for general corporate purposes, including investments in subsidiaries.
On January 13, 2006, Sun Life Financial Inc. issued $250 Class A Non-Cumulative Preferred Shares, Series 3, at $25 per share. Holders are entitled to receive non-cumulative quarterly dividends of $0.278 per share, yielding 4.45% annually. Underwriting commissions of $5 (net of taxes of $3) were deducted from preferred shares in the interim consolidated statements of equity. Subject to regulatory approval, on or after March 31, 2011, Sun Life Financial Inc. may redeem these shares in whole or in part at a declining premium.
Sun Life Financial Inc. ▪ sunlife.com     17

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)
SUBSEQUENT EVENT
On October 10, 2006, Sun Life Financial Inc. issued $300 Class A Non-Cumulative Preferred Shares, Series 4, at $25 per share. Holders are entitled to receive non-cumulative quarterly dividends of $0.278 per share, yielding 4.45% annually. Subject to regulatory approval, on or after December 31, 2011, Sun Life Financial Inc. may redeem these shares in whole or in part at a declining premium.
8. Commitments, Guarantees and Contingencies
LEGAL AND REGULATORY PROCEEDINGS
As previously disclosed, Sun Life Financial Inc. and MFS have been named as defendants in multiple lawsuits in U.S. courts relating to the matters that led to settlements between MFS and U.S. regulators in 2004, and it is not possible to predict the outcome of these actions at this time. In addition, Sun Life Financial Inc. and its subsidiaries are involved in regulatory proceedings and are engaged in legal actions in the ordinary course of business, which are not expected to have a material adverse effect, individually or in the aggregate, on the consolidated financial position or results of operations of the Company. Additional information concerning these matters is provided in Sun Life Financial Inc.’s annual consolidated financial statements, annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2005, which are available at www.sedar.com and at www.sec.gov.
PROVISIONS IN THE UNITED KINGDOM
The Company’s United Kingdom operations continue to be subject to regulatory overview in the United Kingdom, including the handling of complaints about mortgage endowment policies. Endowment policies were sometimes sold to provide customers with a method of repaying mortgage debt at the end of a mortgage term. The Company has regularly engaged in discussions with United Kingdom regulators with respect to these policies, certain pension policies, and other matters.
The Company has provisions for future costs and expenses relating to all reviews of past mortgage endowment and pension business sold in the United Kingdom, as components of both actuarial liabilities and other liabilities. At September 30, 2006, the combined provision was $45 ($59 in 2005).
9. Variable Interest Entities
The Company has a greater than 20% involvement in a number of variable interest entities (VIEs) including being a creditor in trusts, limited partnerships, limited liability companies and special purpose entities. These VIEs were used to finance commercial mortgages, franchise receivables, auto receivables, retail stores, equipment and to make private debt and equity investments. The Company’s maximum exposure to loss related to all of these investments is $302, which is the carrying amount of these assets.
10. Income Taxes
In the second quarter of 2006, the Canadian federal government and certain provinces reduced corporate tax rates. This reduction impacted both the business attributable to participating policyholders and shareholders. For the participating policyholders, it increased the change in actuarial liabilities and reduced income taxes expense by $58; for the shareholders, it reduced the change in actuarial liabilities by $19 and increased income taxes expense by $3, in the second quarter of 2006. The effective tax rate was further reduced in 2006 due to the resolution of certain outstanding tax issues that occurred during the second quarter and due to increased earnings from lower tax jurisdictions.
11. Comparative Figures
Certain comparative figures have been restated to conform with the presentation adopted in 2006.
18      Sun Life Financial Inc. ▪ Third Quarter 2006

MAJOR OFFICES

The following is contact information for Sun Life Financial’s major offices and joint venture companies around the world. For inquiries and customer service, please contact the appropriate office in your area.
Sun Life Financial Canada
Canadian Headquarters
227 King Street South
Waterloo, Ontario
Canada N2J 4C5
Tel: 519-888-3900
Call Centre: 1 800 SUN-LIFE/1 800 786-
5433
Mon. to Fri. 8:00 a.m. — 8:00 p.m.
Eastern Time
Website: www.sunlife.ca
Toronto Office
225 King Street West
Toronto, Ontario
Canada M5V 3C5
Tel: 416-408-7500
Call Centre: 1 800 SUN-LIFE/1 800 786-
5433
Mon. to Fri. 8:00 a.m. — 8:00 p.m. Eastern Time
Website: www.sunlife.ca
Montreal Office
1155 Metcalfe Street
Montreal, Quebec
Canada H3B 2V9
Tel: 514-866-6411
Call Centre: 1 800 SUN-LIFE/1 800 786-
5433
Mon. to Fri. 8:00 a.m. — 8:00 p.m.
Eastern Time
Website: www.sunlife.ca
Sun Life Financial U.S.
One Sun Life Executive Park
Wellesley Hills, Massachusetts
USA 02481
Tel: 781-237-6030
Call Centre: 1 800 SUN-LIFE/1 800 786-
5433
Mon. to Fri. 8:00 a.m. — 5:00 p.m. Eastern Time
Website: www.sunlife-usa.com
Bermuda
Victoria Hall
11 Victoria Street
Hamilton HM 11, Bermuda
Tel: (441) 296-3084
Website: www.sunlife.bm
Sun Life Financial U.K.
Matrix House
Basing View, Basingstoke
Hampshire
United Kingdom RG21 4DZ
Tel: (0870) 160-5040
Call Centre: (0870) 161-1111
Mon. to Fri. 8:00 a.m. — 6:00 p.m.
Website: www.sunlifeofcanada.co.uk
Sun Life Financial Asia
Regional Headquarters
2001 Two Pacific Place
88 Queensway
Hong Kong
Tel: (852) 2918-3888
China
Sun Life Everbright Life Insurance
Company Limited
37/F Tianjin International Building
75 Nanjing Road
Tianjin, China 300050
Tel: (8622) 2339-1188
Website: www.sunlife-everbright.com
Beijing Representative Office
Suite 1207
China Resources Building
No. 8, Jianguomenbei Avenue
Beijing, China 100005
Tel: (8610) 8519-2510
Hong Kong
20th Floor, One Exchange Square
Central, Hong Kong
Tel: (852) 2103-8888
Call Centre: (852) 2103-8928
Mon. to Fri. 9:00 a.m. — 5:45 p.m.
Website: www.sunlife.com.hk
India
Birla Sun Life Insurance Company
Limited
Vaman Centre, 5th & 6th Floors
Makhwana Road, Andheri (East)
Mumbai, India 400 059
Tel: 91-22-6678-3333
Mon. to Fri. 9:30 a.m. — 6:30 p.m.
Website: www.birlasunlife.com
Birla Sun Life Asset Management
Company Limited
Ahura Centre, 2nd Floor, Tower A
Mahakali Caves Road, Andheri (East)
Mumbai, India 400 093
Tel: 91-22-6692-8000
Mon. to Fri. 9:30 a.m. — 6:00 p.m.
Website: www.birlasunlife.com
Birla Sun Life Distribution Company
Limited
1st Floor, Industry House
159, Churchgate Reclamation
Mumbai, India 400 020
Tel: 91-22-6716-8200
Website: www.birlasunlife.com
Indonesia
World Trade Centre, 8th & 9th Floors
JLJend. Sudirman Kav 29-31
Jakarta, Indonesia 12920
Tel: (6221)5289-0000
Call Centre: (6221) 5289-0088
Toll Free: 08001401262
Mon. to Fri. 8:30 a.m. — 5:30 p.m.
Website: www.sunlife.co.id
Philippines
12th Floor, The Enterprise Centre Tower 2
6766 Ayala Avenue cor.
Paseo de Roxas
Makati City, Philippines 1226
Tel: (632) 886-6188
Call Centre: (632) 849-9888
In the Provinces call 1 800 10-SUNLIFE
via PLDT
Mon. to Fri. 8:00 a.m. — 6:00 p.m.
Website: www.sunlife.com.ph

Sun Life Financial Inc. ▪ sunlife.com      19

CORPORATE AND SHAREHOLDER INFORMATION
For information about the Sun Life Financial group of companies, corporate news and financial results, please visit www.sunlife.com.
CORPORATE OFFICE
Sun Life Financial Inc.
150 King Street West
Toronto, Ontario
Canada M5H 1J9
Tel: 416-979-9966
Website: www.sunlife.com
INVESTOR RELATIONS
For financial analysts, portfolio managers and institutional investors requiring information, please contact:
Kevin D. Strain
Vice-President, Investor Relations
Tel: 416-204-8163
Fax: 416-979-4080
E-mail: investor.relations@sunlife.com
Please note that financial information can also be obtained from www.sunlife.com.
TRANSFER AGENT
For information about your shareholdings, dividends, change in share registration or address, estate transfers, lost certificates, or to advise of duplicate mailings, please contact the Transfer Agent in the country where you reside. If you do not live in any of the countries listed, please contact the Canadian Transfer Agent.
Canada
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario
Canada M5C 2W9
Within North America:
Tel: 1 877 224-1760 (English)
     1 888 290-0048 (French)
Outside of North America:
Tel: 416-348-9412
Fax: 416-643-5501
E-mail: inquiries@cibcmellon.com
Website: www.cibcmellon.com
Shareholders can view their account
details using CIBC Mellon Trust
Company’s Internet service,
Answerline*. Register at
www.cibcmellon.com/answerlineregistration.
United States
Mellon Investor Services LLC
480 Washington Blvd.
Jersey City, NJ 07310
Tel: 1 800 648-8393
E-mail: inquiries@cibcmellon.com
United Kingdom
Capita IRG Plc
34 Beckenham Road
Beckenham, Kent
United Kingdom BR3 4TU
Within the U.K.:
Tel: (0845) 602 1587
Outside the U.K.:
Tel: +44 20 8639 2064
E-mail: ssd@capitaregistrars.com
Philippines
The Hongkong and Shanghai Banking
Corporation Limited
30/F The Discovery Suites
#25 ADB Avenue
Ortigas Centre, Pasig City 1605
Metro Manila, Philippines
From Metro Manila:
Tel: (632) 683-2601
From the Provinces: 1 800 1 888-2422
Hong Kong
Computershare Hong Kong Investor
Services Limited
Hopewell Centre, 46th Floor
183 Queen’s Road East
Wanchai, Hong Kong
Tel: (852) 2862-8628
E-mail: hkinfo@computershare.com.hk
SHAREHOLDER SERVICES
For shareholder account inquiries,
please contact the Transfer Agent in
the country where you reside, or
Shareholder Services:
Fax:416-598-3121
English E-mail:
shareholderservices@sunlife.com
French E-mail:
servicesauxactionnaires@sunlife.com
DIVIDENDS
2006 Dividend Dates
Common Shares

Record Dates	Payment Dates

February 22	April 3
May 24	July 5
August 23	October 2
November 22	January 2

Direct Deposit of Dividends
Common shareholders receiving dividends in Canadian or U.S. dollars may have their dividend payments deposited directly into their bank account.
A detachable enrolment form is located on the back of Sun Life Financial’s dividend cheque. The Request for Electronic Payment of Dividends Form is also available for downloading from the Investor Centre on CIBC Mellon’s website, www.cibcmellon.com, or you can contact CIBC Mellon to have one sent to you.
Canadian Dividend Reinvestment and Share Purchase Plan
Canadian-resident common shareholders can enrol in the Dividend Reinvestment and Share Purchase Plan. For details visit our website at www.sunlife.com or contact the Plan Agent, CIBC Mellon at inquiries@cibcmellon.com.
STOCK EXCHANGE LISTINGS
Sun Life Financial Inc. Class A Preferred Shares are listed on the Toronto Stock Exchange (TSX).

Ticker Symbols:	Series 1 — SLF.PR.A Series 2 — SLF.PR.B Series 3 — SLF.PR.C Series 4 — SLF.PR.D
Sun Life Financial Inc. common shares are listed on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges.
Ticker Symbol: SLF
As of September 30, 2006, there were 573,039,322 outstanding common shares, which are the only voting securities.

20      Sun Life Financial Inc. ▪ Third Quarter 2006

Sun Life Financial Inc.
150 King Street West
Toronto, Ontario
Canada M5H 1J9
www.sunlife.com